

Mail Stop 3030

May 28, 2009

Via U.S. mail and facsimile

Looi Lee Hwa
General Counsel and Company Secretary
Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D
Street 2, Singapore 738406

> **Re:** **Chartered Semiconductor Manufacturing Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-27811**

Dear Mr. Hwa:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                      Sincerely,

                                      Tim Buchmiller
                                      Senior Attorney

cc (via facsimile):   Michael Sturrock, Esq. – Latham & Watkins LLP